November 9, 2018

VIA EDGAR

Kathryn Jacobson, Senior Staff Accountant

Robert S. Littlepage, Accounting Branch Chief

William Mastrianna, Attorney-Adviser

Celeste M. Murphy, Legal Branch Chief

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Dthera Sciences
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed April 2, 2018
Form 10-Q for the Fiscal Quarter Ended June 30, 2018
Filed August 14, 2018
File No. 333-191175

Dear Ms. Jacobson, Ms. Murphy, Mr. Littlepage, and Mr. Mastrianna:

Pursuant to phone messages to and from Mr. Mastrianna on November 8, 2018, and in response to your letter dated October 24, 2018 (the “SEC Letter”), relating to the public filings of the Company listed above (collectively, the “Filings”), Dthera Sciences (the “Company”) respectfully request that it be permitted to respond to the comments in SEC Letter, not later than the close of business on Monday, November 19, 2018. The Company plans to file its response in connection with an amendment to a registration statement on Form S-1 (SEC File No. 333-227570) and responses to comments issued by the SEC in connection with that registration statement.

The Company understands that Mr. Mastrianna was amenable to this request, and asked that the Company provide this notice via EDGAR.

Please contact the undersigned, or Park Lloyd, Company counsel (801-328-3600 or by email) if you have any questions or need additional information. Thank you for your assistance with this filing.

Respectfully submitted,

DTHERA SCIENCES

By:      /s/ Edward Cox

Edward Cox, Chief Executive Officer, President

7310 Miramar Rd., Suite 350

San Diego, CA 92126

Telephone: (858) 215-6360